Exhibit 99.13

CONSENT OF KARL SWANSON

I hereby consent to the use of my name and information derived from the following report and documents, which are included in, or incorporated by reference into, the Annual Report on Form 40-F of Klondex Mines Ltd. being filed with the United States Securities and Exchange Commission:

1.	Technical Report titled “Preliminary Feasibility Study for the Fire Creek Mine, Lander County, Nevada” dated March 28, 2016, effective June 30, 2015;

2.	Technical Report titled “Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada” dated April 2, 2015, effective August 31, 2014;

Dated: March 28, 2016

/s/ Karl Swanson
Karl Swanson